May 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010
Attention: H. Christopher Owings

Re:	The Neiman Marcus Group, Inc.
Registration Statement on Form S-1
Filed April 10, 2006
File No. 333-133184
Registration Statement on Form S-4
Filed April 10, 2006
File No. 333-133186
Form 10-K for Fiscal Year Ended July 30, 2005
Filed September 16, 2005
File No. 1-9659

Dear Mr. Owings:

        On behalf of The Neiman Marcus Group, Inc. (the "Company"), set forth below are responses to the comment letter dated May 3, 2006 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") relating to the Company's Registration Statement (File No. 333-133184) on Form S-1 and Registration Statement (File No. 333-133186) on Form S-4. The Company has today filed Amendment No. 1 to such Registration Statements (as amended, the "Registration Statements"). Two copies of this letter and the Registration Statements are also being hand delivered to you.

        In addition to the changes in the Registration Statements that have been made in response to the Staff's comments, certain changes have been made to reflect developments since the date of the submission of the Registration Statements on April 10, 2006 and certain corrections.

        All references in the Company's response to pages and captioned sections are to the Registration Statements as filed today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

Form S-1 Filed on April 10, 2006

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

Unaudited Pro Forma Condensed Consolidated Statement of Earnings, page 40

1.
As you may recall, we reviewed your Form 10-K for year ended July 31, 2004 filed on September 29, 2004 and issued comments under letter dated March 31, 2005. In your response to comment 30 in our letter dated March 31, 2005, you indicated that the sale of Chef's Catalog operations had no significant impact on cash flows from your direct marketing operations and that the expenses of the Chef's Catalog operations could not be clearly distinguished from the other operations of your direct marketing segment. You also indicated that Neiman Marcus Direct was the "lowest level" for which identifiable and independent operating earnings and cash flows could be determined and that Chef's Catalog operations did not constitute a component of an entity that could be distinguished operationally or for financial reporting purposes from the rest of your direct marketing operations. Given these circumstances, please tell us why it is appropriate to include the Chef's Catalog disposition in your unaudited pro forma condensed consolidated statements of earnings. Please also tell us how you derived the pro forma adjustments to operating expenses related to disposition of the Chef's Catalog operations.

Response:

          We concluded that the disposition of the Chef's Catalog brand by Neiman Marcus Direct in November 2004 was a transaction for which pro forma presentation is meaningful to investors since 1) the Chef's Catalog brand is not part of the on-going multi-brand operations of the Neiman Marcus Direct division of The Neiman Marcus Group, Inc. and 2) the revenue stream of the Chef's Catalog brand is not available to the holders of the Company's indebtedness after completion of the Transactions in October 2005.

          As we indicated in our response to the Staff's letter dated March 31, 2005, the revenue stream of the Chef's Catalog brand could be separately tracked. The same is true of the direct product costs related to the items sold through the Chef's Catalog on-line and print operations. Certain other direct expenses associated with the Chef's Catalog brand, primarily the costs of the print catalogs circulated under the Chef's Catalog name (which were included in selling, general and administrative expenses), could also be separately tracked. The above referenced revenues and direct costs constitute the amounts reflected in the unaudited pro forma condensed consolidated statements of earnings contained in the Registration Statements. Other operating costs of the Chef's Catalog brand were not eliminated as a part of the sale and were not removed from the unaudited pro forma presentation as these costs were not clearly distinguishable as costs of the Chef's Catalog brand. In the amended Registration Statements, we have added footnote disclosure to the unaudited pro forma condensed consolidated financial information to indicate the basis for the determination of the pro forma adjustments for the revenues and direct costs of the Chef's Catalog brand.

          We believe the unaudited pro forma presentation of the Chef's Catalog brand is useful to investors because the adjustment reflects the removal of the revenue stream that is not available to repay indebtedness of the Company. Additionally, our pro forma adjustment removed only the direct costs associated with those revenues.

          In evaluating whether the disposition of the Chef's Catalog brand required discontinued operations reporting in our financial statements, we considered the guidance of SFAS 144, including the implementation guidance contained in Appendix A thereto and, in particular, Example 12 (paragraphs A25 and A26 of Appendix A, as noted below). We concluded that the disposition of the Chef's Catalog brand did not result in the requirement for reporting discontinued operations.

          The guidance of SFAS 144, paragraphs A25 and A26 is as follows:

      A25.    An entity that manufactures and sells consumer products has several product groups, each with different product lines and brands. For that entity, a product group is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each product group is a component of the entity.

      A26.    The entity has experienced losses associated with certain brands in its beauty care products group.

      a.
      The entity decides to exit the beauty care business and commits to a plan to sell the product group with its operations. The product group is classified as held for sale at that date. The operations and cash flows of the product group will be eliminated from the ongoing operations of the entity as a result of the sale transaction, and the entity will not have any continuing involvement in the operations of the product group after it is sold. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the product group while it is classified as held for sale would be met.

      b.
      The entity decides to remain in the beauty care business but will discontinue the brands with which the losses are associated. Because the brands are part of a larger cash-flow-generating product group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in paragraph 42 for reporting in discontinued operations the losses associated with the brands that are discontinued would not be met.

          We believe the guidance in SFAS 144 is applicable to our facts and circumstances related to the disposition of the Chef's Catalog brand for the following reasons:

            1.     Management of Neiman Marcus Direct were responsible for all three brands under which we conducted our direct marketing operations prior to November 2004—Neiman Marcus, Horchow and Chef's Catalog. There was no separate management for the Chef's Catalog brand.

            2.     Neiman Marcus Direct was a multi-brand direct marketer both before and after the disposition of the Chef's Catalog brand. While we made the decision that the Chef's Catalog brand was no longer a strategic fit for the operations of either Neiman Marcus Direct or The Neiman Marcus Group, Inc., we remain committed to the print and on-line direct marketing channels. Since the disposition of the Chef's Catalog brand, we have added the Bergdorf Goodman brand to our direct marketing operations and we continue to grow and expand the product offerings under both the Neiman Marcus and Horchow brands.

            3.     Significant costs incurred by Neiman Marcus Direct in support of its brands are not specific to a single brand but rather are incurred for the benefit of all brands. Costs benefiting all brands include system costs (including costs related to the Neiman Marcus Direct web infrastructure), certain facilities and order fulfillment costs, and other costs. As a result of the disposition of the Chef's Catalog brand, few, if any, costs savings were realized by Neiman Marcus Direct beyond the elimination of the direct costs of Chef's Catalog, primarily print catalog costs.

          Accordingly, although it is possible to isolate revenues and a portion of the costs related to the Chef's Catalog brand, because there are significant shared costs incurred for the benefit of all Neiman Marcus Direct brands, it is not possible to separately calculate cash flows and operating earnings for the Chef's Catalog brand. Neiman Marcus Direct is accordingly the "lowest level" for which identifiable and independent operating earnings and cash flows can be determined.

          Consistent with the previously cited guidance of Example 12 of SFAS 144, we believe that the Chef's Catalog brand did not represent a group that on its own is a component of an entity and the condition of paragraph 42 of SFAS No. 144 for reporting discontinued operations was not met in connection with the disposition of the Chef's Catalog brand.

          It was on the basis of the above analysis that we previously responded to the Staff's comment in its letter dated March 31, 2005.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Earnings, page 43

2.
We note that you included pro forma adjustments to reflect stock-based compensation expense calculated in accordance with FAS 123(R) in adjustment (4) on page 44. Please tell us your basis for including the pro forma adjustments to stock-based compensation expense given that the adoption of FAS 123(R) was not directly attributable to the transactions. Please refer to paragraph (b) (6) of Article 11 of Regulation S-X. Please also tell us how you derived the amounts of the pro forma adjustments to stock-based compensation expense. If the amounts are derived from the pro forma disclosures required by paragraph 84 of FAS 123(R), please provide us with an analysis that reconciles the amounts of the adjustments with the pro forma disclosures in your audited and unaudited financial statements. Otherwise, tell us your basis for changing the grant-date fair value of equity awards granted prior to the effective date of FAS 123(R).

Response:

          We accounted for stock options and other equity-based compensation in accordance with the provisions of APB Opinion No. 25 through the end of our fiscal year ended July 30, 2005. We implemented the provisions of SFAS 123(R) in the first quarter of fiscal year 2006.

          For fiscal year 2005, we recorded no compensation expense for stock options since the exercise price of all options at the date of grant was equal to the fair market value of our common stock. For fiscal year 2005, we did record compensation expense of approximately $5.0 million related to restricted stock awards.

          In connection with the Transactions, options representing indirect equity interests in the Successor were granted to certain senior management personnel and other equity-based programs were established for the benefit of other officers and key personnel that had previously held options in the Predecessor. The awards have been accounted for since their grant in accordance with the provisions of SFAS 123(R). Our pro forma adjustment is useful to investors since the pro forma adjustment has been calculated on the same basis (i.e., SFAS 123(R)) that has been used to account for the stock-based compensation arrangements of the Successor since the issuance of such awards.

          The components of the pro forma adjustments for stock-based compensation expense are as follows:

	Fiscal Year Ended July 30, 2005	Twenty-Six Weeks Ended January 28, 2006	Twenty-Six Weeks Ended January 29, 2005
Pro forma compensation for equity-based compensation arrangements established by the Successor (measured in accordance with SFAS No. 123R)	$9.4	$4.7	$4.7
Eliminate costs of equity-based compensation arrangements of the Predecessor (measured in accordance with the provisions of APB No. 25)	(5.0)	(0.9)	(2.3)

	4.4	3.8	2.4
Less: amount reflected in historical statements of earnings	—	(1.5)	—

Pro forma adjustment for stock-based compensation expense	$4.4	$2.3	$2.4

          Note (4) to the unaudited pro forma condensed consolidated financial information included in the Registration Statements has been revised to disclose the components of these pro forma adjustments and the basis for measurement of such amounts.

3.
We note the pro forma adjustments to eliminate costs incurred in contemplation of the transactions and to other expenses in Note (4) on page 44. We also note the pro forma adjustments to eliminate transaction costs and non-cash compensation resulting from the accelerated vesting of stock options and restricted stock in Note (7) on page 45. It does not appear that these costs should be eliminated in arriving at pro forma amounts since the costs are not directly attributable to the allocation of purchase price or the additional financing used to complete the acquisition. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X, Please revise or tell us your basis for eliminating nonrecurring costs that are not directly attributable to the transactions. Please also tell us the items included in pro forma adjustments of other expenses and why the adjustments are directly attributable to the transactions.

Response:

          In connection with the Transactions in October 2005, the following significant events, among others, occurred:

  1.
  The Sponsors formed the Parent and the Parent acquired the Company through a merger of a newly-formed wholly-owned subsidiary of the Parent with and into the Company, pursuant to which all the Predecessor outstanding equity interests, consisting of both outstanding shares of common stock and both vested and unvested stock options and restricted stock awards, were converted into the right to receive $100.00 in cash, without interest (or, in the case of stock options with an exercise price per share of less than $100.00, an amount equal to the product of the number of shares subject to such options and the difference between $100.00 and the exercise price per share) for an aggregate consideration of approximately $5.1 billion (before certain transaction and other costs).

  2.
  The Sponsors financed the Transactions through a combination of equity contributions by the Sponsors and certain other investors, the proceeds of the incurrence by the Successor of approximately $3.3 billion of indebtedness and cash on hand at the Company.

          In preparing the unaudited pro forma condensed consolidated financial information, we included pro forma adjustments to reflect both of the above interrelated components of the Transactions, as well as the preliminary allocation of the purchase price to the acquired assets and liabilities.

          The $23.5 million pro forma adjustment for the twenty-six weeks ended January 28, 2006 referred to in Note (7) to the unaudited pro forma condensed consolidated financial information relates to the elimination of 1) $19.0 million of non-cash stock compensation resulting from the acceleration of vesting of the Predecessor stock options and restricted stock awards arising as a direct consequence of the change in control of the Company and 2) $4.5 million of costs incurred for accounting, investment banking, legal and other costs directly associated with the Transactions. None of these costs would have been incurred absent the decision to enter into the Transactions.

          The $6.7 million pro forma adjustment to selling, general and administrative expenses for the fiscal year ended July 30, 2005 referred to in Note (4) to the unaudited pro forma condensed consolidated financial information consists primarily of legal costs incurred in connection with the sale of the Company.

          The other pro forma adjustments to (decrease) increase selling, general and administrative expense by $(1.6) million for the fiscal year ended July 30, 2005, $0.2 million for the twenty-six weeks ended January 25, 2006 and $(0.6) for the twenty-six weeks ended January 29, 2005 referred to in Note (4) to the unaudited pro forma condensed consolidated financial statements represent the differences between the fees, including equity-based compensation, paid to the seven outside directors of the Predecessor Board of Directors and the fees, including equity-based compensation, estimated for the outside directors anticipated to be named to the Successor Board of Directors in the future.

          We have re-evaluated the criteria of paragraph of (b) (6) of Article 11 of Regulation S-X. Although we believe the amounts described above are directly attributable to the Transactions and are factually supportable, we do not expect that these amounts will have a continuing impact on our results of operations. As a result, we have revised the unaudited pro forma condensed consolidated financial information included in the Registration Statements and Notes (4) and (7) thereto to remove the adjustments referred to above.

4.
Please disclose the assumptions used to determine the pro forma adjustments to depreciation expense in Note (5) on page 44.

Response:

          Note (5) to the unaudited pro forma condensed consolidated financial information has been revised to disclose the assumptions as to the useful lives of our property and equipment used in the calculation of the pro forma adjustments to depreciation expense.

Financial Statements, page F-1

5.
Please insert bold lines between the unaudited financial statements of the Successor and Predecessor.

Response:

          The unaudited financial statements of the Predecessor and Successor have been revised to insert a bold line between the financial statements of the Predecessor and the Successor.

Report of Independent Registered Public Accounting Firm, page F-2

6.
Please include the signature of the independent registered public accounting firm that issued the report. Please refer to Rule 2-02 of Regulation S-X.

Response:

          The report of the independent registered public accounting firm has been revised to include the firm's signature.

Condensed Consolidated Statement of Earnings, page F-9

7.
Please revise to parenthetically disclose that costs of goods sold including buying and occupancy, costs and selling, general and administrative expenses are exclusive of depreciation shown separately below. See SAB Topic 11:B. Please also similarly revise your disclosure on page F-44.

Response:

          The audited and unaudited statements of earnings have been revised to parenthetically disclose that depreciation expense is excluded from the amounts shown as cost of goods sold including buying and occupancy costs and selling, general and administrative expenses.

Note 3—Goodwill and Intangible Assets, page F-19

8.
You disclose that you engaged a third-party appraisal expert to assist with the determination of the fair value of your goodwill and intangible assets. Revise your filing to delete the reference or provide the name of the appraisal expert to whom you refer, and obtain and file a consent. Refer to Section 436(b) of Regulation C.

Response:

          The notes to the unaudited financial statements of the Successor have been revised to omit references to independent appraisers.

Reports of Independent Registered Public Accounting Firm, pages F-41

9.
Please include the signature of the independent registered public accounting firm that issued the report. Please refer to Rule 2-02 of Regulation 5-X.

Response:

          The report of the independent registered public accounting firm has been revised to include the firm's signature.

Notes to Consolidated Financial Statements, page F-47
Loyalty Programs, page F-52

10.
Please tell us whether you recognize gift card breakage. If so, tell us your accounting policy for recognizing breakage, the amounts of breakage recognized for the each of the years (and interim periods) presented and the classification of breakage in your statements of earnings.

Response:

          We administer our loyalty program on a calendar year basis. For the loyalty programs conducted in 2002 and prior years, the gift cards issued to customers upon the redemption of their earned points were not subject to expiration. Based upon the lack of an expiration date and our on-going review as to the applicability of the various state statutes related to unredeemed gift cards, we maintain a liability for the unredeemed balance of these gift cards and have not reversed such breakage into income.

          Beginning with calendar year 2003, the gift cards issued to customers upon redemption of their earned points expire twelve months after the end of the program year. That is, gift cards issued in redemption of points earned in calendar year 2003 expired on December 31, 2004 and gift cards issued in redemption of points earned in calendar year 2004 expired on December 31, 2005. As a result of the expiration of the 2003 and 2004 program year gift cards, we analyze the balance of the unredeemed amounts quarterly and reverse the unredeemed balance related to the expired gift cards into income (net of the estimated amounts of expired gift cards anticipated to be reactivated as customer concessions subsequent to the expiration date). The amounts reversed into income during fiscal years 2005 and 2006 in respect of program years 2003 and 2004 are as follows (in millions):

	Program Year 2003	Program Year 2004
2Q Fiscal Year 2005	$0.4	$—
3Q Fiscal Year 2005	—	—
4Q Fiscal Year 2005	0.5	—
1Q Fiscal Year 2006	0.1	1.3
2Q Fiscal Year 2006	—	0.1

As disclosed in Note 1 to the audited financial statements included in the Registration Statements, our policy related to gift cards issued in connection with our loyalty programs is as follows:

    At the time the qualifying sales giving rise to the loyalty program points are made, we defer the portion of the revenues on the qualifying sales transactions equal to the estimate of the retail value of the gift cards to be issued upon conversion of the points to gift cards. We record the deferral of revenues related to gift card awards under our loyalty programs as a reduction of revenues.

Consistent with this policy, changes in the estimates related to the dollar value of the loyalty program gift cards to be redeemed, including amounts related to breakage for expired gift cards, are reversed back into revenues (so as to adjust our previously estimated revenue deferral).

Form S-4 Filed on April 10, 2006

11.
Please amend your filing as applicable to address the above comments.

Response:

          The Form S-4 Registration Statement has been amended to address the above comments.

        The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Registration Statements at the Staff's earliest convenience. Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis, at (212) 225-2670.

Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

By:	/s/ James E. Skinner Name: James E. Skinner Title: Senior Vice President and Chief Financial Officer
cc:	Securities and Exchange Commission: Michael Moran William Thompson Scott Anderegg Cleary Gottlieb Steen & Hamilton, LLP: Robert P. Davis